Exhibit 99.1

Tikcro Technologies Reports Third Quarter 2018 Results
--
Continued Advancement of a New CTLA-4 Antibody with Superior Pre-clinical Qualities
--

Ness-Ziona, Israel, November 14, 2018 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the third quarter ended September 30, 2018.

Aviv Boim, CEO of Tikcro, commented, “We are pleased to report that our cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) blocking antibody continues to show strong comparative results in pre-clinical cancer inhibition assays. From a clinical demand perspective, treatment combination with a CTLA-4 blocking antibody has recently gained an additional level of traction with indicative clinical results for high tumor mutation burden (HTMB) of late stage non-small cell lung cancer (NSCLC). If these results prove to be clinically sufficient for a CTLA-4 antibody treatment, this indication will be in addition to the 2018 U.S. Food and Drug Administration (FDA) approvals for sub-types of renal and colon cancer. This may expand the CTLA-4 antibody target market to a multi-billion U.S. dollar market addressing an unmet need of several solid cancer indications.”

Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to further broaden its clinical scope and to reduce immune related adverse effects.

Financial Results for the Third Quarter Ended September 30, 2018
Net loss for the third quarter of 2018 was $266,000, or $0.03 per diluted share, compared to a net loss of $288,000, or $0.03 per diluted share, for the same period last year.

As of September 30, 2018, the company reported $5.6 million in cash, cash equivalents and short-term bank deposits.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2018 Unaudited	December 31, 2017 Audited
Assets
Current assets
Cash and cash equivalents	$2,011	$6,562
Short-term bank deposits	3,584
Receivables and other financial asset	35	21
Total current assets	5,630	6,583

Property and equipment, net	108	125

Total assets	$5,738	$6,708

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$207	$309

Shareholders' equity	5,531	6,399

Total liabilities and shareholders' equity	$5,738	$6,708

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Research and development expenses	$117	$147	$528	$533

General and administrative expenses, net	175	145	483	447

Total operating expenses	292	292	1,011	980

Operating loss	(292)	(292)	(1,011)	(980)

Financial income, net	26	4	27	6

Net loss	$(266)	$(288)	$(984)	$(974)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.10)	$(0.10)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879